Exhibit 3.5

FIRST AMENDMENT
TO

LIMITED PARTNERSHIP AGREEMENT
OF NRI REAL TOKEN LP

THIS FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT (this “Amendment”) of NRI REAL TOKEN LP, a Delaware limited partnership (the “Partnership”), is entered into on April 11, 2022 by NRI REAL TOKEN, INC., a Maryland corporation (in its capacity as a general partner of the Partnership, the “REIT General Partner”) and NRI REAL TOKEN THESIS LLC, a Delaware limited liability company (the “Sponsor General Partner,” and together with the REIT General Partner, the “General Partners”), for themselves and on behalf of all limited partners of the Partnership. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Limited Partnership Agreement of the Partnership entered into on November 19, 2021 (as now or hereafter amended, restated, modified, supplemented or replaced, the “Partnership Agreement”).

WHEREAS, Section 4.2(a)(i) of the Partnership Agreement authorizes the Sponsor General Partner to cause the Partnership to issue additional Partnership Interests in the form of Partnership Units for any Partnership purpose at any time or from time to time, to the Partners (including the REIT General Partner) for such consideration and on such terms and conditions as shall be established by the Sponsor General Partner in its sole and absolute discretion, subject to the consent of the REIT General Partner and without the approval of any Limited Partners;

WHEREAS, Section 4.2(a)(i) of the Partnership Agreement provides that such additional Partnership Interests may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partnership Interests, as shall be determined by the Sponsor General Partner in its sole and absolute discretion, subject to the consent of the REIT General Partner and without the approval of any Limited Partner;

WHEREAS, Section 4.2(a)(i)(1) of the Partnership Agreement provides that (i) no additional Partnership Interests shall be issued to the REIT General Partner unless the additional Partnership Interests are issued in connection with an issuance of REIT Shares which shares have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Interests issued to the REIT General Partner by the Partnership and (ii) the REIT General Partner shall make a Capital Contribution to the Partnership in an amount equal to the proceeds received in connection with the issuance of such shares of stock of the REIT General Partner;

WHEREAS, Section 4.2(a)(ii) of the Partnership Agreement provides that if the REIT General Partner issues REIT Shares other than to all holders of REIT Shares, the Sponsor General Partner shall cause the Partnership to issue to the REIT General Partner, as the Sponsor General Partner may designate, subject to the consent of the REIT General Partner, Partnership Interests having designations, preferences and other rights, such that the economic interests are substantially similar to those of the REIT Shares and the REIT General Partner shall contribute the proceeds from the issuance of such REIT Shares directly and through the REIT General Partner to the Partnership;

WHEREAS, the REIT General Partner may, from time to time, authorize the issuance and sale of REIT Shares and, in connection therewith, pursuant to Section 4.2(a)(ii) of the Partnership Agreement, the REIT General Partner shall contribute the net proceeds of the issuance and sale of such REIT Shares to the Partnership and the Sponsor General Partner shall cause the Partnership, subject to the REIT General Partner’s consent, to issue OP Units to the REIT General Partner in exchange for OP Units;

WHEREAS, the REIT General Partner has authorized the issuance and sale of up to 125 shares of its 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a gross offering price of $1,000.00 per share and, in connection therewith, pursuant to Section 4.2(a)(ii) of the Partnership Agreement, the Sponsor General Partner is causing the Partnership, subject to the REIT General Partner’s consent, to issue the Series A Preferred Units (as defined in Annex A) to the REIT General Partner and the REIT General Partner is contributing the net proceeds of the issuance and sale of the Series A Preferred Stock to the Partnership in exchange for the Series A Preferred Units; and

WHEREAS, pursuant to the authority granted to the General Partners pursuant to Section 4.2(a) and Article 11 of the Partnership Agreement, the General Partners mutually desire to amend the Partnership Agreement (i) to set forth the designations, rights, powers, preferences and duties and other terms of the Series A Preferred Units; (ii) to issue the Series A Preferred Units to the REIT General Partner; and (iii) to amend and restate Exhibit A to the Partnership Agreement to reflect the OP Unit and Series A Preferred Units issued to the REIT General Partner.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partners hereby amend the Partnership Agreement as follows:

1. The Partnership Agreement is hereby amended by the addition of a new annex thereto, entitled “Annex A,” in the form attached hereto as Annex A, which sets forth the designations, allocations, preferences, conversion or other special rights, powers and duties of the Series A Preferred Units which annex shall be attached to and made a part of, and shall be an annex to, the Partnership Agreement.

2. Pursuant to Sections 4.2(a) and 4.2(b) of the Partnership Agreement, effective as of the applicable issuance date of any issuance of REIT Shares or shares of Series A Preferred Stock by the REIT General Partner, the Partnership shall issue OP Units or Series A Preferred Units, respectively, to the REIT General Partner in an amount that will be reflected on Exhibit A to the Partnership Agreement, as such Exhibit A may be amended or restated by the General Partners in their sole discretion from time to time to the extent necessary to reflect such issuances, but in no event shall the number of Series A Preferred Units issued pursuant to this Amendment exceed 125 or such greater number of shares of Series A Preferred Stock as may be hereafter authorized for issuance by the REIT General Partner. The Series A Preferred Units have been created and are being issued in conjunction with the REIT General Partner’s issuance and sale of the Series A Preferred Stock, and as such, the Series A Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series A Preferred Stock, all such that the economic interests of the Series A Preferred Units and the Series A Preferred Stock are substantially similar, and the provisions, terms and conditions of this Amendment, including without limitation the attached Annex A, shall be interpreted in a fashion consistent with this intent. In return for the issuance to the REIT General Partner of OP Units or the Series A Preferred Units, the REIT General Partner has contributed to the Partnership the net proceeds from its issuance and sale of REIT Shares or the Series A Preferred Stock, respectively; however, pursuant to Section 4.2(b) of the Partnership Agreement, the REIT General Partner’s capital contribution shall be deemed to equal the amount of the gross proceeds of any such share issuance (i.e., the net proceeds actually contributed, plus any underwriter’s discount or other expenses incurred, with any such discount or expense deemed to have been incurred by the REIT General Partner on behalf of the Partnership)).

3. Exhibit A to the Partnership Agreement is hereby amended and restated as set forth on the Exhibit A attached hereto.

4. Defined Terms. Article 1 of the Partnership Agreement is hereby amended by replacing the definition of “Percentage Interest” with the definition set forth immediately below and by adding the definition of “Preferred Units” set forth below:

“PERCENTAGE INTEREST” means the percentage ownership interest in the Partnership of each Partner, as determined by dividing the number of Partnership Units owned by a Partner by the total number of Partnership Units then outstanding (other than the Preferred Units). The Percentage Interest of each Partner shall be as set forth on Exhibit A, as such Exhibit may be amended from time to time.

“PREFERRED UNITS” means all Partnership Units designated as preferred units by the Sponsor General Partner from time to time in accordance with Section 4.2(a) of the Partnership Agreement.

5. The foregoing recitals are incorporated in and are made a part of this Amendment.

6. Except as specifically defined herein, all capitalized terms shall have the definitions provided in the Partnership Agreement. This Amendment has been authorized by the mutual consent of the General Partners pursuant to Article 11 of the Partnership Agreement and does not require execution by any Limited Partner or any other Person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

REIT GENERAL PARTNER:

NRI REAL TOKEN INC., a Maryland corporation

By:	/s/ Brent Reynolds
Name:	Brent M. Reynolds
Title:	Chief Executive Officer

SPONSOR GENERAL PARTNER:

NRI REAL TOKEN THESIS LLC, a Delaware limited liability company

By:	NRI Real Token Advisors LLC, a Delaware limited liability company and Manager of Sponsor General Partner

By:	Nolan Reynolds International, LLC, a Delaware limited liability company and the Sole Member of NRI Real Token Advisors LLC

	By:	/s/ Brent Reynolds
Brent M. Reynolds
Its Chief Executive Officer

ANNEX A

DESIGNATION OF THE SERIES A PREFERRED UNITS

OF

NRI REAL TOKEN LP

1. Designation and Number. A series of Preferred Units of NRI Real Token LP, a Delaware limited partnership (the “Partnership”), designated the “12.0% Series A Cumulative Non-Voting Preferred Units” (the “Series A Preferred Units”), is hereby established. The number of authorized Series A Preferred Units shall be 125.

2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Limited Partnership Agreement of NRI Real Token LP (as now or hereafter amended, restated, modified, supplemented or replaced, the “Partnership Agreement”). The following defined terms used herein shall have the meanings specified below:

“Articles Supplementary” means the Articles Supplementary of the REIT General Partner filed with the State Department of Assessments and Taxation of the State of Maryland on January 10, 2022, designating the terms, rights and preferences of the Series A Preferred Stock.

“Base Liquidation Preference” shall have the meaning provided in Section 6(a).

“Distribution Record Date” shall have the meaning provided in Section 5(a).

“Junior Units” shall have the meaning provided in Section 4.

“Liquidating Distribution” shall have the meaning provided in Section 6(a).

“Partnership Agreement” shall have the meaning provided above.

“Redemption Date” shall have the meaning provided in Section 7(a).

“Series A Preferred Return” shall have the meaning provided in Section 5(a).

“Series A Preferred Stock” shall have the meaning provided in the Articles Supplementary.

“Series A Preferred Unit Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series A Preferred Units” shall have the meaning provided in Section 1.

3. Maturity. The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4. Rank. In respect of rights to the payment of distributions and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the Series A Preferred Units shall rank senior to all classes or series of OP Units and all other Partnership Interests, whether or not denominated as Partnership Units, issued by the Partnership from time to time (the “Junior Units”). The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, including convertible or exchangeable debt securities which will rank senior to the Series A Preferred Units prior to the conversion or exchange thereof. The Series A Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness. All of the Series A Preferred Units shall rank equally with one another and shall be identical in all respects.

5. Distributions.

a. The holders of Series A Preferred Units shall be entitled to receive, when, as and if authorized by the Sponsor General Partner in consultation with the REIT General Partner and declared by the Partnership, out of assets of the Partnership legally available for payment of distributions, cumulative cash distributions per Series A Preferred Unit at the rate of 12.0% of the Base Liquidation Preference (as defined below) per annum (the “Series A Preferred Return”) plus all accumulated and unpaid distributions thereon, subject to Section 7(c) below. The Series A Preferred Return shall accrue and be cumulative from and including the date of original issue of any Series A Preferred Units and shall be payable semi-annually in arrears, on or before June 30 and December 31 of each year (or, if not a Business Day, the next succeeding business day, each a “Series A Preferred Unit Distribution Payment Date”).  The amount of any distribution payable on the Series A Preferred Units for any partial distribution period will be prorated and computed, and for any full distribution period will be computed, on the basis of twelve 30-day months and a 360-day year. A “distribution period” shall mean, with respect to the first “distribution period,” the period from and including the date of original issue of any Series A Preferred Unit to and including the first Series A Preferred Unit Distribution Payment Date, and with respect to each subsequent “distribution period,” the period from but excluding a Series A Preferred Unit Distribution Payment Date to and including the next succeeding Series A Preferred Unit Distribution Payment Date or other date as of which accrued distributions are to be calculated. Subject to Section 7(c) below, distributions will be payable in arrears to holders of record of the Series A Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the Dividend Record Date (as defined in the Articles Supplementary), which is the close of business on the date set by the Board (as defined in the Articles Supplementary) as the record date for the payment of dividends on Series A Preferred Stock (each, a “Distribution Record Date”).

b. No distributions on the Series A Preferred Units shall be authorized by the Sponsor General Partner, in consultation with the REIT General Partner, or declared and or set apart for payment by the Partnership at such time as the terms and conditions of any agreement between the REIT General Partner or the Partnership and any party that is not an affiliate of REIT General Partner or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, payment or setting apart for payment shall be restricted or prohibited by law. For purposes of this Section 5(b), “affiliate” shall mean any party that controls, is controlled by or is under common control with the REIT General Partner or the Partnership.

c. Notwithstanding anything to the contrary contained herein, the Series A Preferred Return shall accrue whether or not the terms and provisions set forth in Section 5(b) hereof at any time prohibit the current payment of distributions, whether or not there are funds legally available for the payment of such distributions and whether or not distributions are authorized by the Sponsor General Partner, in consultation with the REIT General Partner, or declared by the Partnership. No interest or additional distributions shall be payable in respect of any accrued and unpaid Series A Preferred Return.

d. Except provided in Section 5(e) below, unless full cumulative distributions on the Series A Preferred Units for all past distribution periods shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment, no distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to any Junior Units of the Partnership (other than a distribution paid in Junior Units) for any period, nor shall units of any class or series of Junior Units be redeemed (or assets be paid to or made available for a sinking fund for the redemption of any such units of the Partnership), purchased or otherwise acquired (except (i) by conversion into or exchange for other Junior Units, and (ii) for the transfer, redemption or acquisition of units corresponding with the acquisition of shares pursuant to the provisions of Article VII of the Charter).

e. When cumulative distributions are not paid in full (or declared and a sum sufficient for such full payment is not set apart) on the Series A Preferred Units, all distributions declared on the Series A Preferred Units shall be declared and paid pro rata based on the number of Series A Preferred Unit then outstanding. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series A Preferred Units which may be in arrears.

f. Holders of Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of the Series A Preferred Return on the Series A Preferred Units as provided above. Any distribution made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid Series A Preferred Return which remains payable.

6. Liquidation Preference.

a. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to the holders of any Junior Units, the holders of the Series A Preferred Units then outstanding shall be entitled to be paid out of the assets of the Partnership legally available for distribution to its Partners a liquidation preference in cash of $1,000.00 per Series A Preferred Unit (the “Base Liquidation Preference”), plus (i) an amount equal to any accrued and unpaid Series A Preferred Return thereon through and including the date of payment and (ii) if the Redemption Premium (as defined below) would then be payable upon the redemption of Series A Preferred Units in accordance with Section 7(a) below, the per unit Redemption Premium (collectively with the Base Liquidation Preference, the “Liquidating Distribution”).

b. If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Liquidating Distributions on all outstanding Series A Preferred Units, then the holders of Series A Preferred Units shall share ratably in any such distribution of assets in proportion to the full Liquidating Distributions to which they would otherwise be respectively entitled.

c. After payment of the full amount of the Liquidating Distributions to which they are entitled, holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

d. For the avoidance of doubt, the consolidation, merger or conversion of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

7. Optional Redemption.

a. The Partnership, at its option, may redeem the Series A Preferred Units, in whole or in part, at any time or from time to time, for cash, at a redemption price equal to $1,000.00 per Series A Preferred Unit, plus any accrued and unpaid distributions thereon (whether or not declared) to and including the date fixed for redemption (the “Redemption Date”) plus a redemption premium of $100 per Series A Preferred Unit (the “Redemption Premium”) if the Redemption Date is on or before December 31, 2023. If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed may be selected by any equitable method determined by the Partnership; provided that such method does not result in the creation of fractional units.

b. Unless full cumulative distributions on all Series A Preferred Units shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, (i) no Series A Preferred Units shall be redeemed unless all outstanding Series A Preferred Units are simultaneously redeemed, and (ii) the Partnership shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any Junior Units (except by exchange for Junior Units); provided, however, that the foregoing shall not prevent the redemption or purchase of Series A Preferred Units by the Partnership in connection with a redemption or purchase by the REIT General Partner of Series A Preferred Stock pursuant to Article VII of the Charter or otherwise in order to ensure that the REIT General Partner remains qualified as a REIT for federal income tax purposes or pursuant to the terms of the Articles Supplementary, or the purchase or acquisition of Series A Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units.

c. Immediately prior to or upon any redemption of Series A Preferred Units, the Partnership shall pay, in cash, any accrued and unpaid distributions to and including the Redemption Date. If a Redemption Date falls after a Distribution Record Date and on or prior to the corresponding Series A Preferred Unit Distribution Payment Date, each holder of Series A Preferred Units on such Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Series A Preferred Unit Distribution Payment Date (including any accrued and unpaid distributions for prior distribution periods) notwithstanding the redemption of such units on or prior to such Series A Preferred Unit Distribution Payment Date.

d. All Series A Preferred Units redeemed or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.

e. Notwithstanding anything to the contrary contained herein, the Partnership may redeem Series A Preferred Units at any time in connection with any redemption by the REIT General Partner of the Series A Preferred Stock.

8. Allocations. Notwithstanding anything to the contrary in the Partnership Agreement, before any allocations of net income or net loss are made to the holders of any Junior Units, each Unitholder holding Series A Preferred Units shall be allocated items of Partnership gross income and gain during each fiscal year or other applicable period in an amount equal to the sum of (A) the Series A Preferred Return paid during such period with respect to the Series A Preferred Units held by such Unitholder and (B) the Redemption Premium, if any, paid to such Unitholder.

9. Voting Rights. Holders of the Series A Preferred Units will not have any voting rights.

10. Conversion. The Series A Preferred Units are not convertible into or exchangeable for any other property or securities of the Partnership.

11. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partners hereby ratify and confirm.